Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
May 25, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-K for the Year Ended December 31, 2010
File No. 001-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of May 16, 2011, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2010.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
AFS Securities page 112

1.
Please refer to the table on page 112 that summarizes the ratings of your fixed maturity investments.  For this table and other tables throughout your filing for which your fixed maturity investments are rated by third party credit rating agencies including the NAIC, please tell us whether you perform independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable.  If so, please summarize for us the procedures you perform.  Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

May 25, 2011
Re: Lincoln National Corporation

Response:

We conduct independent due diligence, including both modeling and research, on our fixed maturity available-for-sale (“AFS”) securities when we purchase securities, and we also undertake an independent diligence process when we evaluate them for impairment.  However, we do not review the securities for the purpose of determining whether the ratings are reasonable; rather, as discussed below, we conduct due diligence on the securities, and ratings are one of the data points in our diligence process, which we believe informs us as to the reasonableness of the ratings assigned.

When we purchase our fixed maturity AFS securities, we review credit spreads, market pricing and credit default swap (“CDS”) pricing as potential current indicators of credit conditions and in judging a relative value of the fixed maturity AFS securities, in addition to using rating agency credit ratings as a longer-term view of the creditworthiness and risk of these securities.

When we evaluate our fixed maturity AFS securities for other-than-temporary impairment, we undertake the process disclosed on pages 162 through 164 of our 2010 Form 10-K and described below.

For our fixed maturity AFS securities, we generally consider the following to determine that our unrealized losses are not OTTI:

•	The estimated range and average period until recovery;
•	The estimated range and average holding period to maturity;
•	Remaining payment terms of the security;
•	Current delinquencies and nonperforming assets of underlying collateral;
•	Expected future default rates;
•	Collateral value by vintage, geographic region, industry concentration or property type;
•	Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
•	Contractual and regulatory cash obligations.

In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover.  The discount rate is the effective interest rate implicit in the underlying debt security.  The effective interest rate is the original yield or the coupon if the debt security was previously impaired.  See the discussion below for additional information on the methodology and significant inputs, by security type, which we use to determine the amount of a credit loss.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

•	Historic and implied volatility of the security;
•	Length of time and extent to which the fair value has been less than amortized cost;
•	Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;
•	Failure, if any, of the issuer of the security to make scheduled payments; and
•	Recoveries or additional declines in fair value subsequent to the balance sheet date.

To determine recovery value of a corporate bond or ABS CDOs, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

•	Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;
•	Fundamentals of the industry in which the issuer operates;

May 25, 2011
Re: Lincoln National Corporation

•
Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

•	Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);
•	Expectations regarding defaults and recovery rates;
•	Changes to the rating of the security by a rating agency; and
•	Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter we review the cash flows for the MBS to determine whether or not they are sufficient to provide for the recovery of our amortized cost.  We revise our cash flow projections only for those securities that are at most risk for impairment based on current credit enhancement and trends in the underlying collateral performance.  To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

•	Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;
•	Level of creditworthiness of the home equity loans that back a CMO, residential mortgages that back a MPTS or commercial mortgages that back a CMBS;
•	Susceptibility to fair value fluctuations for changes in the interest rate environment;
•	Susceptibility to reinvestment risks, in cases where market yields are lower than the securities’ book yield earned;
•	Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;
•	Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and
•	Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary.  The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods.  We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future.  Other factors used in this analysis include type of underlying collateral (e.g., prime, Alt-A or subprime), geographic distribution of underlying loans and timing of liquidations by state.  Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur.  Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans.  Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments.  These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure.  If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the expected cash flows to amortized cost.  To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required.

Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then impairment is recognized.

May 25, 2011
Re: Lincoln National Corporation

We further monitor the cash flows of all of our AFS securities backed by pools on an ongoing basis.  We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our AFS securities backed by pools of commercial mortgages.  The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future.  These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable.  If it is not recoverable, we record an impairment of the security.

Based on the foregoing, we believe that we have established a process for the prudential purchase of our fixed maturity AFS securities and a system of internal controls designed to ensure the proper accounting related to such securities.  In addition, this process informs us as to the reasonableness of the ratings assigned by third party credit rating agencies for our AFS fixed maturities, and, as a result, we believe that the information we disclosed in the table on page 112 is useful and appropriate to provide to users of our Management Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-K.  As of December 31, 2010, we did not observe significant anomalies in the ratings assigned by third party credit rating agencies relative to our internal views.

Consolidated Investments
Mortgage Loans on Real Estate, page 125

2.
Please provide us proposed disclosure to be included in future periodic reports addressing the following for commercial real estate loans that have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:

•	The loan amounts and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
•
To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan's interest rate or principal amount, tell us how you consider whether it is a troubled debt restructuring; and

•	For those with a guarantee, separately identify them and disclose:
o
How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed; and

o
How many times you have sought performance under the guarantee discussing the extent of the successes.  As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

Response:

As of December 31, 2010, we did not have any commercial real estate loans that had been extended at maturity or otherwise restructured.

May 25, 2011
Re: Lincoln National Corporation

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If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/ Douglas N. Miller
Douglas N. Miller
Vice President and Chief Accounting Officer

cc:           Randal J. Freitag, Executive Vice President and Chief Financial Officer